April 29, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Allergan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File Number: 001-10269

Dear Mr. Rosenberg:

This letter responds to your April 16, 2010 letter. For your convenience, we first provide your comment, which has been reproduced from your letter and provided in italics, followed by our response to your comment.

Item 7. Management’s Discussion and Analysis

Results of Continuing Operations, page 64

1.	You disclose, on page 25, patents related to certain products are materially important to your specialty pharmaceuticals and specialty medical device segments, and you disclose the respective expiration dates of those patents. In addition, on page 67, you disclose that generic formulations of certain products had a negative effect on your sales of products in 2009. Please revise your disclosure to discuss in quantitative and qualitative terms, the impact that expirations of each of the materially important patents have had and will have on your results of operations and liquidity in the periods presented and in future periods.

We agree with the Staff’s comment above and will disclose in future filings the impact, both in quantitative and qualitative terms, from materially important patent expirations on our results of operations in the periods presented and in future periods, to the extent it is reasonably possible to quantify any such future impact.

With respect to our Form 10-K for the year ended December 31, 2009, we advise the Staff that only four of the products listed on page 25 faced generic competition in fiscal year 2009, which are Alphagan® and Alphagan® P 0.15% from the Alphagan® family of products and Acular® and Acular LS® from the ketorolac family of products. In addition, the aggregate gross decline in the Company’s product net sales of Alphagan®, Alphagan® P 0.15%, Acular®, and Acular LS® as compared to the prior year was less than 1.5% of the Company’s 2009 consolidated product net sales. This decline also does not account for the launch of the Company’s next generation products, including Alphagan® P 0.1% and Combigan® in the Alphagan® family of products and Acuvail® in the ketorolac family of products, which the Company introduced to offset the potential sales decline from those products facing generic competition. After adjusting for increased sales from these next generation products, the aggregate product net sales for the Alphagan® family of products and the ketorolac family of products actually increased as compared to the prior year by approximately 0.1% of the Company’s 2009 consolidated product net sales.

Accordingly, we believe that the genericization of Alphagan®, Alphagan® P 0.15%, Acular® and Acular LS® did not materially affect, in quantitative or qualitative terms, our consolidated product net sales or liquidity in fiscal year 2009.

With respect to the qualitative effects of expirations on our materially important patents, we advise the Staff that we provided disclosures in our Form 10-K for the year ended December 31, 2009 in the Risk Factors under Item 1A, on pages 35 to 36 under the following captions:

If we are unable to obtain and maintain adequate protection for our intellectual property rights associated with the technologies incorporated into our products, our business and results of operations could suffer.

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“Upon the expiration or loss of patent protection for a product, we can lose a significant portion of sales of that product in a very short period of time as other companies manufacture generic forms of our previously protected product or manufacture similar products or devices at lower cost, without having had to incur significant research and development costs in formulating the product or designing the device.”

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses and losses or prevent us from selling our products.

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“An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could harm our business, financial condition, prospects, results of operations and cash flows.”

Finally, we advise the Staff that we also provided disclosures in our Form 10-K for the year ended December 31, 2009 in the Legal Proceedings under Item 3, on pages 50 to 55, regarding the status of current litigation related to our material patents as well as other patents for which the validity and/or patent rights have been legally challenged. The information disclosed in these risk factors and litigation proceedings, taken as a whole, discuss the details surrounding genericization and the potential impact, in qualitative terms, from the loss of patent protection and other patent litigation.

Because of the above factors, the Company’s management does not believe that additional disclosure is necessary in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Company’s Form 10-K for the fiscal year ended December 31, 2009.

Beginning with the Company’s Form 10-Q for the quarter ended March 31, 2010, we will discuss in the Risk Factors, Legal Proceedings and MD&A, the Company’s expectations for the aggregate impact, in quantitative and qualitative terms, from material patent expirations on consolidated product net sales and liquidity in the periods presented and in future periods, to the extent it is reasonably possible to quantify any such future impact. A sample of such disclosure, including consideration of recent developments and current future expectations, from the draft MD&A for the quarter ended March 31, 2010 is provided below:

Aggregate product net sales for Alphagan®, Alphagan® P 0.15%, Acular®, and Acular LS® decreased approximately $*** in the first quarter of 2010 compared to the first quarter of 2009, primarily due to generic competition in the United States. However, total product net sales for our Alphagan® franchise, which includes Alphagan®, Alphagan® P 0.15%, Alphagan® P 0.1% and Combigan®, and our products containing ketorolac, which includes Acular®, Acular LS® and Acuvail®, only decreased approximately $*** in the aggregate in the first quarter of 2010 compared to the first quarter of 2009. While we estimate that our product net sales will continue to be negatively impacted during the remainder of 2010 due to sales of generic formulations of Alphagan®, Alphagan® P 0.15%, Acular®, and Acular LS®, we expect that any such negative impact on product net sales will be partially offset by increased sales from Alphagan® P 0.1%, Combigan® and Acuvail®. In addition, a generic version of Zymar® could be launched in the United States as early as the second quarter of 2010 if we are unsuccessful in defending our U.S. patent covering Zymar® that expires in February 2020, which could negatively affect our product net sales for Zymar®. We do not believe that our liquidity will be materially impacted by generic competition during the remainder of 2010.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in the Annual Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing of the Annual Report; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 246-6837. Written correspondence to the Company may be directed to my attention at 2525 Dupont Drive, Irvine, California 92612, fax no. (714) 246-6987.

Very truly yours,

/S/ JEFFREY L. EDWARDS
Jeffrey L. Edwards
Executive Vice President, Finance and Business Development, Chief Financial Officer

cc:	Douglas S. Ingram, Esq.
James F. Barlow
Samuel J. Gesten, Esq.
Michael A. Treska, Esq.
David J. Copley

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